DIVIDEND AND INCOME FUND
11 Hanover Square
12th Floor
New York, NY 10005

April 19, 2017

VIA EDGAR CORRESPONDENCE

Ms. Valerie Lithotomos
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Responses to Comments on the Preliminary Proxy Statement on Schedule 14A filed on April 4, 2017 of Dividend and Income Fund (the "Fund") (811-08747)

Dear Ms. Lithotomos:

On behalf of the above-referenced registrant, set forth below are the comments that you (the "Staff") provided by telephone on April 11, 2017 concerning the Preliminary Proxy Statement on Schedule 14A ("PRE 14A") of Dividend and Income Fund (the "Fund") which was filed with the U.S. Securities and Exchange Commission ("SEC") on April 4, 2017, and the Fund's responses thereto.
1.
Comment:   Although the Fund is currently operated as a "diversified" fund, the Fund is seeking shareholder approval to re-approve the subclassification of the Fund as a "non-diversified" fund.  Please confirm that the current subclassification of the Fund has been disclosed to the public.

Response: The Fund hereby confirms that the current subclassification of the Fund has been disclosed to the public.
2.
Comment: In the fourth Q&A and under Proposal 2, please clarify that approval of Proposal 2 to change the Fund's investment objectives from fundamental to non-fundamental may result in diminution of shareholder control of the Fund.

Response: The Fund has added the following disclosure:
Approval of Proposal 2 may result in diminution of shareholder control of the Fund.
3.
Comment:  The fourth Q&A and the second paragraph under Proposal 2 provide that "[c]hanges made to the Fund's investment objectives by the Board will be communicated to shareholders."  Please disclose the time period under which shareholders will be notified of any such changes.

Response: The Fund has revised the sentence to read as follows:
Changes made to the Fund's investment objectives by the Board will be communicated to shareholders within 60 days following any such change going into effect.
4.	Comment: Under Proposal 1, "Other Directorships Held by Nominee" and "Other Directorships Held by Trustee" are disclosed. Please revise to include any directorships held during the past 5 years.
Response: The Fund has made the requested changes.
* * * * *

For the Staff's convenience, a redline reflecting the proposed changes to the PRE 14A is included with this letter.  Should you have any further comments on these matters, or any questions, please contact me at (212) 785-0900, extension 208, or jramirez@dividendandincomefund.com.

Sincerely,

/s/ John F. Ramírez
General Counsel

cc:           Pamela M. Krill, Esq.
Godfrey & Kahn, S.C.